BY EDGAR

May 9, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 6 to Registration Statement on Form F-1
Filed March 31, 2025
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated April 15, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 6 to the Registration Statement on Form F-1 that the Company filed with the Commission on March 31, 2025.

The Company is responding to the Staff’s comments by submitting this letter, which addresses the Staff’s comments, as more fully set forth below, and by filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”). For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Operating Costs, page 49

Please expand your disclosure to fully explain how your 2024 cost of goods sold decreased by 5% even though your total sales increased by 48%. See the guidance in Item 5 of Form 20-F.

Response

In response to the comment, we have expanded the discussion regarding Operating Costs on page 49 in Amendment No. 7 to add the following paragraphs:

“Our gross profit margin improved significantly in fiscal year 2024, primarily due to a strategic shift in our revenue mix toward higher-margin products. While total revenue increased by 48.37%, from $3.70 million in fiscal year 2023 to $5.48 million in fiscal year 2024, our cost of goods sold decreased by 5.28%. This contradiction is primarily the result of a change in product mix, driven by the company’s transition away from the lower-margin health care business segment to the higher-margin cosmetics and skin care business segment.

In fiscal year 2023, approximately 89.72% of our revenue was derived from the health care business segment, which largely comprised face masks, test kits and other products. These products generally have low profit margins due to intense pricing pressure and commoditization post-pandemic. In contrast, by fiscal year 2024, revenue from the health care segment dropped to 38.79%, while revenue from cosmetics and skin care rose to 61.21%. Within this segment, our skin care products accounted for approximately $3.02 million, or 55.00% of our total revenue in fiscal year 2024, compared to only $47,066, or 1.27% of total revenue in fiscal year 2023.

The launch of our new skincare product, SpaceLift, which carries a higher gross margin than our legacy health care products, drove the reduction in cost of goods sold as a percentage of revenue. Approximately 0.19 million units of SpaceLift were sold globally in fiscal year 2024, contributing 87.75% of total revenue from our cosmetics and skin care segment. This allowed us to generate higher gross profits on a per-unit basis, while simultaneously reducing our reliance on volume-driven, lower-margin health care products.

As a result, although revenue increased year-over-year, the average cost per dollar of revenue decreased due to the growing contribution from our premium skin care product line. This favorable shift in product mix explains the decline in total cost of goods sold despite the overall growth in revenue and supports our continued focus on expanding the cosmetics and skin care business segment.”

Comment 2	Statement of Profit or Loss and Other Comprehensive Income, Page F-5

With reference to the material components of your operating costs identified on page 49, please explain how your presentation of cost of goods sold includes all costs incurred necessary to generate revenue in the periods presented. Refer to paragraph 103 of IAS 1.

Response

In response to the comment, we have expanded the discussion under the heading “Results of Operations for the Fiscal Years Ended December 31, 2024 and 2023” on page 47 of Amendment No. 7 to add the following paragraph:

“The analysis of our results of operations presented below is based on the nature of expense method, in accordance with paragraph 102 of IAS 1. While our audited financial statements present expenses by function (i.e., cost of sales, administrative expenses, etc.) as permitted under paragraph 99 of IAS 1, all material expenses necessary to generate revenue, including those recognized under cost of goods sold, have been appropriately included in this analysis. This approach is consistent with our internal management reporting and performance evaluation.”

Comment 3	Note 1 – Corporate Information, page F-11

We note that on November 4, 2024, Empro Group acquired 100% of EMP Solutions’ equity. Please address the following:

●	In light of the November 4, 2024 acquisition date, please provide the financial statements of the registrant, Empro Group. See Item 4 of Form F-1. Ensure those financial statements appropriate reflect the historical operations of EMP Solutions as required by common control accounting.

Response

In response to this portion of the comment, we have included the financial statements of the registrant, Empro Group, for the year ended December 31, 2024, in Amendment No. 7. Those financial statements reflect the historical operations of EMP Solutions, a wholly-owned operating subsidiary of Empro Group.

●	Your disclosure on page 43 indicates that this transaction has been accounted for using merger method in accordance with Malaysia accounting practices under IFRS for common control transactions. Please expand your disclosures herein and on page 43 to discuss your accounting for this acquisition. In this regard, we note that the audit report for EMP Solutions indicates that the financial statements have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board.

Response

In response to this portion of the comment, we have modified footnote (2) on page 43 of Amendment No. 7 to read as follows:

“On November 4, 2024, Empro Group effected a common-control transaction by acquiring 100% of EMP Solution through a share swap. As both entities were under the common control of Mr. Yeoh Chee Wei prior to the acquisition, the transaction has been accounted for as a common control transaction. Given the absence of specific guidance under IFRS for such transactions, we applied a merger accounting approach. Under this approach, the assets and liabilities of EMP Solution were consolidated at their historical carrying amounts without any fair value adjustments or recognition of goodwill. The difference between the par value of the shares issued by Empro Group and the share capital of EMP Solution has been recorded within equity as a merger reserve. This treatment reflects the substance of the transaction and is consistent with the Group’s accounting policy for transactions under common control.”

Comment 4	Note 3, page F-16

It appears that the disclosures outlines in paragraphs 22 and 32-34 of IFRS 8 may be required. Please clarify for us how you considered this guidance.

Response

In response to the comment, we have revised various items throughout the disclosures included in the financial statements included in Amendment No. 7.

Comment 5	Note 24, page F-44

With reference to the guidance in paragraph 64 of IAS 33, please address why your EPS data does not give effect to the January 15, 2025 transaction disclosed on page 8. In this regard, we note that your financial statements were authorized for issue on March 21, 2025. See also SAB Topic 4:C.

Response

On January 15, 2025, Empro Group issued 5,250,000 ordinary shares to the existing shareholders of Empro Group on a pro rata basis for a purchase price equal to $0.0001 per share. This transaction occurred after the reporting period ended December 31, 2024 but before the financial statements were authorized for issue on May 9, 2025.

In accordance with IAS 33 Earnings per Share, and SAB Topic 4:C, the earnings per share (EPS) amounts presented for the year ended December 31, 2024 do not reflect the effect of this share issuance, as it did not represent a bonus issue, stock split, or similar transaction that would require retrospective adjustment.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei